Exhibit 4.13

ASSET PURCHASE AGREEMENT

AGREEMENT, dated as of February 2, 2004 (the “Agreement”), between UNILENS CORP. USA, a Delaware corporation (“Purchaser”), and THE LIFESTYLE COMPANY, INC., a New Jersey corporation (“Seller”).

W I T N E S S E T H:

WHEREAS, Purchaser wishes to purchase, and Seller wishes to sell, Seller’s assets listed in Section 1.1 which relate solely to Seller’s 4-Vue, Xtra, MV2 (lathed only) and MV Toric lathed multifocal soft contact lens products (the “Soft Lens Lines”); and

WHEREAS, Seller wishes to consign all of its inventory of Soft Lens Line products to Purchaser for sale pursuant to the provisions of this Agreement;

NOW, THEREFORE, the parties agree as follows:

1. Purchase and Sale.

1.1 Acquired Assets. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and agreements set forth herein, on the Closing Date (as defined in Section 3), Seller shall sell, convey, transfer, assign and deliver to Purchaser, and Purchaser shall purchase from Seller, all of Seller’s right, title and interest in and to the following assets of Seller (the “Acquired Assets”), and no others:

(a) one Optiform 50 CNC lathe (the “Lathe”) with Veriform attachment, associated lens design software and all other associated apparatus necessary for Soft Lens Line manufacturing (the “Lathe Accessories”, including, without limitation, the items listed on Schedule A), together with all related manufacturer’s warranties, if any, and all related operating and maintenance manuals and records;

(b) the equipment listed on Schedule B-1 and the soft lens material inventory listed on Schedule B-2 (the “Soft Lens Material Inventory”);

(c) all trademarks, service marks, domain names, trade names, patents and copyrights and registrations and applications for registration of any of them, United States Food and Drug Administration (“FDA”) approvals and applications for approvals (for example, PMAs and 510Ks), inventions, improvements, discoveries, designs, specifications, know-how, standard operating procedures, techniques, processes, technical information, trade secrets, and any other intellectual property rights owned or licensed by Seller, which relate specifically to the Soft Lens Lines (together, “Intellectual Property”, including, without limitation, those listed in Schedules C-1 (FDA Matters) and C-2 (Other Intellectual Property)), and all good will associated with the Soft Lens Lines; provided, however, that Seller’s MV2 trademark, Serial No. 76345134; Registration No. 2701987 (the “MV2 Trademark”), shall be excluded; and

(d) all advertising and marketing brochures and other materials relating exclusively to the Soft Lens Lines (and all copyrights therein), including, without limitation, specifications sheets, use instructions, fitting guidelines and customer lists (the “Customer Lists”, which need only disclose customers for the Soft Lens Lines and are being delivered to Purchaser on the date of this Agreement, subject to Section 1.6.).

All other assets of Seller, including, without limitation, all accounts receivable, cash and cash equivalents and the consideration payable to Seller by Purchaser, are excluded from the Acquired Assets.

1.2 Purchase Price.

(a) As consideration for the sale, conveyance, transfer, assignment and delivery to Purchaser of the Acquired Assets, Purchaser shall pay to Seller a purchase price (the “Purchase Price”), as follows:

(i) $37,500 on the Closing Date;

(ii) $37,500 not later than the 180th day after the Closing Date; and

(iii) the following royalties (“Royalties”) on Purchaser’s Net Sales Revenues (as defined below) of Soft Lens Line products manufactured by or for Purchaser (“Products”, which shall not include any of the Inventory):

Soft Lens Line	Royalty Percentage	Period After Closing Date
4-Vue	5%	2 Years
Xtra	5%	2 Years
MV2 (lathed)	5%	2 Years
MV Toric lathed mulitfocal	8%	3 Years
	5%	4th and 5th Years

Purchaser shall pay the Royalties to Seller quarterly, not later than the 45th day following the end of each calendar quarter following the Closing Date. All amounts payable by Purchaser pursuant to this Section 1.2(a) shall be paid by wire transfer in immediately available funds to an account designated by Seller to Purchaser. Concurrently with each payment, Purchaser shall deliver to Seller a written statement signed by an officer of Purchaser setting forth the calculation of the Net Sales Revenues and Royalties for the calendar quarter in question.

(b) For purposes of Section 1.2(a), “Net Sales Revenues” means the aggregate gross revenues actually received by Purchaser from the sale or other disposition of the Products, exclusive of amounts for, or after deduction of, (i) charges for freight, shipping and insurance payable by Purchaser or its customers relating to such sales, (ii) any applicable cash or trade discounts, (iii) returns, allowances or replacements, (iv) any sales, use or other taxes (other than income taxes) payable by Purchaser or any of its customers with respect to such sales and (v) any discounts allowed by Purchaser to distributors and dealers.

(c) Purchaser shall maintain complete and accurate books and records pertaining to the sale of Products and the calculation of the Net Sales Revenues and Royalties payable pursuant to this Section 1.2 and shall maintain them so long as the Royalties are payable hereunder and for a period of three years thereafter. Seller shall have the right to have an independent certified public accountant examine, at Seller’s sole expense, such books and records for the purpose of verifying such Royalties at any time during such period, during normal business hours and on reasonable notice to Purchaser, but not more than twice in any calendar year. If any such examination finds an understatement of Royalties owed for the period in question of more than 5%, Purchaser shall pay or reimburse Seller for the reasonable costs of such examination.

1.3 No Assumption of Liabilities. Purchaser shall not assume or be deemed to have assumed any of the liabilities or obligations of Seller of any kind, whether created, arising or existing before, on or after the Closing Date (together, the “Unassumed Liabilities”), including, without limitation:

(a) any obligation or liability with respect to the business and affairs of Seller and the acts and omissions of its current or former stockholders, officers, directors, employees and agents;

(b) any obligation or liability arising out of the operations of Seller, including, without limitation, (i) any product liability or service or warranty obligations of Seller relating to any products sold by Seller before, (ii) any rebates, discounts, offsets or concessions relating to any amounts invoiced to any of Seller’s customers, (iii) any obligation or liability to any of Seller’s employees for salary, wages, bonuses or other compensation or benefits, including, without limitation, any arising under any employee benefit plan of any kind, (iv) any liabilities of Seller with respect to any such benefit plan and (v) any liability arising from any violation of any law, rule or regulation;

(c) any obligation or liability for federal, state, local or foreign income or other taxes (including any related penalties, fines and interest) of Seller, including, without limitation, any and all taxes arising out of the transactions contemplated by this Agreement;

(d) any liability arising out of, and any expenses relating to, any claim, action, dispute or litigation to the extent involving Seller;

(e) any liability of Seller for fines, penalties, damages or other amounts payable to any government or governmental agency or instrumentality;

(f) any obligation or liability that is inconsistent with any representation or warranty set forth in Section 7; and

(g) any obligation or liability of Seller for any expenses incurred in preparing or negotiating this Agreement and consummating the transactions contemplated hereunder.

Seller shall discharge and indemnify, defend and hold harmless Purchaser and its officers, directors, employees, agents and stockholders from all Unassumed Liabilities, whether or not now known, liquidated or contingent, including, without limitation, any that might be deemed to have been assumed by Purchaser by virtue of its purchase of the Acquired Assets or otherwise by operation of law.

1.4 Allocation of Purchase Price. Purchaser and Seller agree to report this transaction for United States federal income tax purposes in accordance with a written allocation of Purchase Price to be prepared, mutually agreed to, and initialed by Purchaser and Seller not later than the Closing Date (the “Allocation”). The Allocation shall set forth an allocation of the Purchase Price, among the various classes of the Acquired Assets (as such classes are defined for purposes of Section 1060 of the Internal Revenue Code of 1986 (the “Code”)) and the non-competition covenants set forth in Section 12. The Allocation shall be prepared in accordance with the requirements of Section 1060 of the Code and shall be binding on both parties for all purposes. No party shall take a position on any tax return, before any governmental authority or in any judicial proceeding that is in any manner inconsistent with the Allocation without the written consent of the other or unless specifically required pursuant to a determination by an applicable governmental authority. The parties shall promptly advise each other of the existence of any tax audit, controversy or litigation related to the Allocation.

1.5 Inspection and Delivery of the Lathe. Not later than two days prior to the Closing Date, Purchaser or its representatives shall inspect the Lathe and the Lathe Accessories. Seller shall permit such inspection and shall provide all reasonable cooperation in providing Purchaser with access to the Lathe, Lathe Accessories and all related manufacturer’s warranties, if any, operating and maintenance manuals and records and answering any questions that Purchaser may have. If Purchaser finds the Lathe and the Lathe Accessories to be in good working order to its reasonable satisfaction, reasonable wear and tear excepted, Seller shall permit, and shall provide all reasonable cooperation and access to, Purchaser or its agent, such as Sterling Ultra Precision Inc., at the sole expense of Purchaser, to disassemble and pack for shipping the Lathe and all of the Lathe Accessories, together with such warranties, manuals and records, and to remove them from Seller’s premises on or promptly after the Closing Date, for delivery to Purchaser, at Purchaser’s sole risk.

1.6 Customer Lists. Concurrently with the execution and delivery of this Agreement, Seller is delivering the Customer List to Purchaser, who shall hold it in trust and subject to the provisions of this Section 1.6 at all times prior to the Closing Date. Prior to the Closing Date, (i) Purchaser shall use the Customer Lists solely for internal purposes, such as loading Soft Lens Lines customer names and addresses into its databases, in order to permit Purchaser to begin selling Soft Lens Lines products promptly on and after the Closing Date and (ii) Purchaser shall hold the Customer Lists in strict confidence, in a manner comparable to the manner in which Purchaser protects its own confidential information, at and shall not disclose the contents of the Customer Lists to any party outside of its organization. If the Closing (as defined in Section 3) occurs, the foregoing provisions of this Section 1.6 shall cease to apply. If the Closing does not occur, Purchaser shall promptly return the Customer lists to Seller and purge from its records and systems all data derived from the Customer lists and shall maintain the contents of the Customer Lists in confidence pursuant to Section 11.7.

1.7 Non-Assignable Contracts. Nothing in this Agreement shall be construed as an attempt to assign any contract which is by law non-assignable without the consent of any other party to such contract unless and until such consent is given.

2. Consignment of Inventory.

2.1 Consignment and Sales. Not later than five days following the Closing Date, Seller shall deliver and consign to Purchaser, at Purchaser’s address set forth in Section 15.3 and at Seller’s sole expense, Seller’s entire inventory of Soft Lens Line products in existence on the date of this Agreement, less any items thereof that Seller sells prior to the Closing Date (the “Inventory”), together with a listing of all the Inventory in reasonable detail. Purchaser shall hold the Inventory as consignee for sale in the ordinary course of its business and Seller shall retain title to the Inventory until the earlier of its sale by Purchaser or 18 months after the Closing Date. Purchaser shall use its commercially reasonable best efforts to market and sell all of the Inventory in the ordinary course of its business, although Seller acknowledges that Purchaser shall continue to market and sell concurrently its own soft contact lens products, some of which may be equivalent to, and competitive with, the Inventory.

2.2 Payment. As each item of the Inventory is sold, Purchaser shall pay Seller an amount equal to 50% of Seller’s current average realized price, net of returns, for such item, as set forth in Schedule D. Seller shall make such payments not later than the 45th day after the end of each calendar quarter following the Closing Date by wire transfer in immediately available funds to an account designated by Seller. Concurrently with each payment, Purchaser shall deliver to Seller a written statement signed by an officer of Purchaser setting forth the calculation of the payment for the calendar quarter in question.

2.3 Books and Records. Purchaser shall maintain complete and accurate books and records pertaining to its sale of the Inventory and the calculation of the payments due pursuant to Section 2.2 and shall maintain them for 30 months following Closing Date. Seller shall have the right to have an independent certified public accountant examine, at Seller’s sole expense, such books and records for the purpose of verifying such payments at any time during such period, during normal business hours and on reasonable notice to Purchaser, but not more than twice in any calendar year. If any such examination finds an understatement of payments due pursuant to Section 2.2 for the period in question of more than 5%, Purchaser shall pay or reimburse Seller for the reasonable costs of such examination.

2.4 Disposition of Unsold Inventory. At the end of the 18-month period following the Closing Date, title to any unsold Inventory shall automatically be transferred to Purchaser without payment of any further consideration, Purchaser may dispose of such unsold Inventory in any manner that it sees fit and Purchaser shall not be required to make any payments to Seller in respect of such unsold Inventory pursuant to Section 2.2 or otherwise.

3. Closing. The consummation of the purchase and sale of the Acquired Assets shall take place at 10:00 a.m. on February 12, 2004 (the “Closing Date”), at the offices of Seller specified in Section 15.3, or at such other time, date and place as the parties may agree.

4. Conditions to the Obligations of Purchaser. The obligations of Purchaser under Section 1 are subject to the satisfaction, on or before the Closing Date, of the following conditions:

4.1 Due Performance. Seller shall have in all material respects performed and complied with all agreements and conditions required under this Agreement to be performed or complied with by it on or prior to the Closing Date.

4.2 Accuracy of Representations and Warranties. All representations and warranties of Seller set forth in Section 7 shall be true and correct in all respects on and as of the Closing Date.

4.3 Certificate. Purchaser shall have received a certificate from the Chief Operating Officer of Seller to the effect set forth in Sections 4.1 and 4.2.

4.4 Related Instruments. Seller shall have executed and delivered to Purchaser a General Bill of Sale in customary form with respect to the Acquired Assets (subject to the applicable limitations on liability set forth in this Agreement), as well as such other instruments of assignment with respect to specific items of the Intellectual Property as Purchaser shall reasonably request.

4.5 Inspection and Delivery of the Lathe. Purchaser shall have completed the inspection of the Lathe and the Lathe Accessories contemplated by Section 1.5 and shall have found them to be in good working order to its reasonable satisfaction, reasonable wear and tear excepted. Nothing shall have occurred to delay the disassembly, packing and shipping of the Lathe and Lathe Accessories contemplated by Section 1.5.

4.6 FDA Notice. Seller shall have provided to Purchaser a letter of notification of change of ownership of all of the PMAs and 510(k)s listed in Schedule C-1 for filing with the FDA.

4.7 Corporate Action. Purchaser shall have received copies, certified by the Secretary of Seller, of resolutions of Seller’s Board of Directors approving the execution of this Agreement and the consummation of the transactions contemplated hereby.

4.8 Consents and Governmental Approvals. Purchaser shall have received all material consents of third parties, and any authorizations, consents and approvals of all relevant governmental authorities, required in connection with the consummation of the transactions contemplated under this Agreement, without the imposition of any materially burdensome conditions or restrictions, and which shall be in full force and effect on the Closing Date.

4.9 No Claims. No claim, action, suit, investigation or proceeding shall be pending or threatened against either of the parties which, if adversely determined, might (i) prevent or hinder consummation of the transactions contemplated by this Agreement, (ii) result in the payment of substantial damages by Purchaser as a result of the transactions contemplated hereby or (iii) materially and adversely affect the Acquired Assets.

5. Conditions to the Obligations of Seller. The obligations of Seller under Section 1 are subject to the satisfaction, on or before the Closing Date, of the following conditions:

5.1 Due Performance. Purchaser shall have in all material respects performed and complied with all agreements and conditions required under this Agreement to be performed or complied with by it on or prior to the Closing Date, including, without limitation, payment of the portion of the Purchase Price payable on the Closing Date.

5.2 Accuracy of Representations and Warranties. All representations and warranties of Purchaser set forth in Section 8 shall be true and correct in all respects on and as of the Closing Date.

5.3 Certificate. Seller shall have received a certificate of the Chief Financial Officer of Purchaser to the effect set forth in Sections 5.1 and 5.2.

5.4 Corporate Action. Seller shall have received a copy, certified by the Secretary of Purchaser, of resolutions of Purchaser’s Board of Directors approving the execution of this Agreement and the consummation of the transactions contemplated hereby.

5.5 Consents and Governmental Approvals. Seller shall have received all material consents of third parties, and all authorizations, consents and approvals of any relevant governmental authorities, required in connection with the consummation of the transactions contemplated under this Agreement, without the imposition of any materially burdensome conditions or restrictions, and which shall be in full force and effect on the Closing Date.

5.6 No Claims. No claim, action, suit, investigation or proceeding shall be pending or threatened against either of the parties which, if adversely determined, might (i) prevent or hinder consummation of the transactions contemplated by this Agreement or (ii) result in the payment of substantial damages by Seller as a result of the transactions contemplated hereby.

6. Waiver of Conditions. Each of the parties shall have the right to waive, in whole or in part, any of the conditions to its performance set forth in this Agreement and, on such waiver, the waiving party may proceed with the consummation of the transactions contemplated herein, it being understood that such waiver shall not constitute a waiver of any right which such party may have by reason of the breach by the other party of any representation, warranty or agreement contained herein, or by reason of any misrepresentation made by such other party herein.

7. Representations and Warranties of Seller. Seller represents and warrants to Purchaser as follows:

7.1 Due Organization and Qualification. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New Jersey. Seller has full corporate power and authority to own, lease and operate its properties and to carry on its business in the places and in the manner currently conducted or proposed to be conducted.

7.2 Authority; Due Authorization. Seller has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Seller has taken all corporate action necessary for the execution and delivery by it of this Agreement and for the consummation of the transactions contemplated hereby.

7.3 Valid Obligation. This Agreement constitutes Seller’s valid and binding obligation, enforceable in accordance with its terms, except as may be limited by principles of equity or by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally.

7.4 No Conflicts or Defaults. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby, does not and shall not (a) contravene the Articles or Certificate of Incorporation or By-Laws of Seller or (b) with or without the giving of notice or the passage of time, (i) materially violate or conflict with, or result in a material breach of, or a material default or loss of rights under, any agreement, lease, mortgage, instrument, authorization, judgment, order, decree, law, rule or regulation to which any of the Acquired Assets are subject, (ii) result in the creation of, or give any party the right to create, any lien, charge, encumbrance or any other right or adverse interest on or with respect to any of the Acquired Assets or (iii) terminate or give any party the right to terminate, abandon or refuse to perform any material agreement, arrangement or commitment to which Seller is a party and which is included in the Acquired Assets.

7.5 Consents. No authorization, approval, order or consent of, or filing or registration with, any court or governmental authority, regulatory entity or official body, and no consent of any other party, is required in connection with the execution, delivery or performance of this Agreement by Seller.

7.6 Acquired Assets and Inventory. Seller has, and shall on the Closing Date transfer to Purchaser, good and marketable title to all of the Acquired Assets, free and clear of all claims, liens, security interests, charges, restrictions and other encumbrances except any created pursuant to this Agreement. The Lathe and the Lathe Accessories are, in all material respects, in good operating condition and repair, reasonable wear and tear and any defects mutually noted in writing by Seller and Purchaser during the inspection contemplated in Section 1.5 excepted, and, on the Closing Date, shall be satisfactory for the production of Products in volumes historically attained by Seller. Subject to the foregoing, all such Acquired Assets are being sold to Purchaser “as is”. The Inventory and the Soft Lens Material Inventory consist, and on the Closing Date shall consist, of items of a quantity and a quality usable for the purposes intended and saleable as new. All of the Inventory and the Soft Lens Material Inventory was acquired in the ordinary course of the business of Seller.

7.7 Agreements. Schedule E sets forth a true and complete list of all written and material oral contracts, agreements and arrangements of any kind to which Seller is party and which are in any way relevant to the Acquired Assets (the “Agreements”).

7.8 Intellectual Property. Schedules C-1 and C-2 set forth a true and complete list of all of the Intellectual Property. Seller owns or has the legal right to use, pursuant to one or more of the Agreements, all such Intellectual Property without infringing on the intellectual property rights of any third party. Except as disclosed in Schedule C-2, no royalties or fees are payable by Seller to any third party by reason of the use by Seller of any of the

Intellectual Property. Seller has not received notice of any claim to the effect that any Soft Lens Line product infringes the intellectual property rights of any third party, and Seller is not aware of any such infringement by any third party of any item of the Intellectual Property. Schedule C-1 sets forth a list of all FDA approvals and applications for approvals (for example, PMAs and 510Ks) relating to the Soft Lens Lines, including dates of issuance and a description of the approvals. There are no observations on any Form 483 with respect to any of the Soft Lens Lines that have not been corrected and there are no outstanding FDA warning letters with respect to any of the Soft Lens Lines.

7.9 Litigation. There are no claims, actions, suits, proceedings, investigations or criminal proceedings, at law or in equity, before any court, tribunal, governmental authority or other forum (collectively, “Proceedings”) pending or, to the best knowledge of Seller, threatened, against Seller which, if adversely determined, would, singly or in the aggregate, have a material adverse effect on the Acquired Assets or the ability of Seller to perform its obligations under this Agreement or which would challenge the validity or propriety of the transactions contemplated in this Agreement. There is no material outstanding and unsatisfied judgment, order, writ, ruling, injunction, stipulation or decree of any court, arbitrator or governmental authority against or materially affecting any material portion of the Acquired Assets.

7.10 Product Liability. Seller has not made or been required to make any recall of any Soft Lens Line product, nor is any such recall by Seller being currently contemplated. To the best knowledge of Seller, there are no defects in the production of its Soft Lens Line products that materially and adversely affects their quality.

7.11 Miscellaneous. All representations and warranties of Seller set forth in this Agreement and all information set forth in the Schedules are true and complete in all material respects and no such representation, warranty or information contains any untrue statement of a material fact or, to the best knowledge of Seller, omits to state any material fact necessary in order to make such representation, warranty or information, in light of the circumstances under which it is made, not false or misleading. Any disclosure made pursuant to any of the representations and warranties in this Section 7 shall be deemed to have been made for purposes of any other such representations and warranties.

8. Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller as follows:

8.1 Due Organization and Qualification. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to own, lease and operate its properties and to carry on its business in the places and in the manner currently conducted or proposed to be conducted.

8.2 Authority; Due Authorization. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Purchaser has taken all corporate action necessary for the execution and delivery by it of this Agreement and for the consummation of the transactions contemplated hereby.

8.3 Valid Obligation. This Agreement constitutes Purchaser’s valid and binding obligation, enforceable in accordance with its terms, except as may be limited by principles of equity or by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally.

8.4 No Conflicts or Defaults. The execution and delivery of this Agreement by Purchaser, and the consummation of the transactions contemplated hereby, do not and shall not (a) contravene the Certificate of Incorporation or By-Laws of Purchaser or (b) with or without the giving of notice or the passage of time, materially violate or conflict with, or result in a material breach of, or a material default or loss of rights under, any agreement, lease, mortgage, instrument or authorization to which Purchaser is a party or by it is bound.

8.5 Consents. No authorization, approval, order or consent of, or filing or registration with, any court or governmental authority, regulatory entity or official body, and no consent of any other party, is required in connection with the execution, delivery and performance of this Agreement by Purchaser.

8.6 Litigation. There are no Proceedings, pending or threatened, against Purchaser which, if adversely determined, would, singly or in the aggregate, have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or which would challenge the validity or propriety of the transactions contemplated in this Agreement. There is no material outstanding and unsatisfied judgment, order, writ, ruling, injunction, stipulation or decree of any court, arbitrator or governmental authority against or materially affecting Purchaser or any material portion of its assets.

8.7 Miscellaneous. All representations and warranties of Purchaser set forth in this Agreement were, as of the date on which they were made or given, true and complete in all material respects and no such representation, warranty or information contains or contained any untrue statement of a material fact or, to the knowledge of Purchaser, omits or omitted to state any material fact necessary in order to make such representation or warranty, in light of the circumstances under which it is or was made, not false or misleading. Any disclosure made pursuant to any of the representations in this Section 8 shall be deemed to have been made for purposes of any other such representations.

9. Survival of Representations and Warranties. All representations and warranties made by any party in this Agreement or in any document or certificate delivered pursuant to this Agreement shall survive the Closing Date for a period of 12 months.

10. Pre-Closing Conduct of Seller’s Business. At all times prior to the Closing Date, and except as otherwise consented to by Purchaser, Seller shall take no action inconsistent with the transactions contemplated by this Agreement. In particular, Seller shall take no action that would have a material adverse effect on the Soft Lens Lines and shall operate its Soft Lens Line business solely in the ordinary course. Further, Seller shall (a) use commercially reasonable efforts to maintain the Lathe and the Lathe Accessories in good working order and condition, reasonable wear and tear accepted, (b) not permit the imposition of any lien or security interest on the Acquired Assets not existing as of the date of this Agreement and (c) maintain in effect the insurance coverage currently in force covering the Acquired Assets.

11. Further Covenants.

11.1 Training. Seller shall provide up to 10 days of training, at no charge, for up to five employees of Purchaser in the operation and maintenance of the Lathe and the Lathe Accessories. At Purchaser’s option, such training may take place at Seller’s facility prior to the Closing Date or at Purchaser’s facility thereafter, but if the latter, Purchaser shall pay or reimburse Seller for the reasonable travel, meals and accommodation expenses of Seller’s employees who provide such training.

11.2 Service and Warranty. Seller shall continue to honor all warranties for all Soft Lens Line products sold by it prior to the Closing Date in accordance with its historic practices and service levels.

11.3 Referrals. On and after the Closing Date, Seller shall refer to Purchaser all inquiries as to the availability, distribution and sale of Soft Lens Line products.

11.4 4-Vue Lens. For the first three years after the Closing Date, Purchaser shall, at Seller’s request, manufacture and supply either to Seller for resale to one customer located in Asia, or directly to such customer, not more than 1,000 4-Vue lenses, at the prices set forth, or determined as set forth, in Schedule F (which also sets forth the product and performance specifications and delivery and payment terms for such 4-Vue lens). Such sales shall not bear Royalties pursuant to Section 1.2(a).

11.5 Patent License-Back. Effective on the Closing Date, Purchaser grants to Seller an exclusive, transferable, perpetual, worldwide, royalty-free, right and license, with the right to sublicense others (the “MV2 Molded Lens License”) to practice and use the patents, patent applications, inventions, improvements, discoveries, specifications, know-how, standard operating procedures, techniques, processes and technical information included in the Intellectual Property (together, the “Proprietary Information”), solely with respect, and as they are relevant, to Seller’s MV2 Molded Lens products (“MV2 Molded Lens Products”), and to use, make and have made, market and sell MV2 Molded Lens Products, provided that such products are marketed, distributed and sold using no trademarks, service marks or trade names included in the Intellectual Property.

11.6 Trademark License. Seller is retaining the MV2 trademark (Serial No. 76345134; Registration No. 2701987). Effective on the Closing Date, Seller grants to Purchaser a non-transferable, worldwide, royalty-free, right and license to use the MV2 Trademark solely in connection with Purchaser’s marketing and sale of MV2 Products pursuant to Section 2. Further, Purchaser shall have the right to develop and use one or more trademarks with respect to MV Toric Products and, if it does so, Seller agrees to provide such cooperation, consents and other documents as Purchaser may reasonably request to obtain registration of such a trademark with the United States Patent and Trademark Office, including, if Purchaser’s counsel so reasonably recommends, the processing of an application for such registration under Seller’s name, with the subsequent assignment to Purchaser of any resulting registration.

11.7 Confidentiality.

(a) Seller shall not, at any time, reveal, report, publish, transfer or otherwise disclose to any third person or entity, or use other than as permitted pursuant to Section 11.5, any of the Proprietary Information. The foregoing obligation of confidentiality shall not apply to Proprietary Information which is or becomes part of public or industry knowledge through no action or omission of Seller after the Closing Date and shall not prohibit the disclosure by Seller of Proprietary Information to its employees or to contract manufacturers who have a need to know such information for the purposes of Seller’s exploitation of the MV2 Molded Lens License, so long as such parties shall be obligated to hold such information in confidence to the same extent as provided herein. Further, Seller may disclose such information if so required by subpoena or an order of a court, tribunal or governmental authority of competent jurisdiction; provided, however, that at least five days prior to any such disclosure, Seller notifies Purchaser in writing of the specific information, if any, that it proposes to disclose in order to afford Purchaser an opportunity to seek a protective order or other appropriate remedy.

(b) Purchaser shall not, at any time, reveal, report, publish, transfer or otherwise disclose to any third person or entity, or use, any information previously disclosed by Seller to Purchaser in the course of considering and negotiating the transaction contemplated by this Agreement and which is not included in the Acquired Assets. The foregoing obligation of confidentiality shall not apply to any such information which (i) is or becomes part of public or industry knowledge through no action or omission of Purchaser, (ii) can be shown by written records to have been in Purchaser’s lawful possession at the time of Seller’s disclosure to Purchaser and is not covered by another confidentiality agreement in Seller’s favor or (iii) is received by Purchaser lawfully and in good faith from a third party without breach of such third party’s own confidentiality obligations in Seller’s favor. Further, Purchaser may disclose such information if so required by subpoena or an order of a court, tribunal or governmental authority of competent jurisdiction; provided, however, that at least five days prior to any such disclosure, Purchaser notifies Seller in writing of the specific information, if any, that it proposes to disclose in order to afford Seller an opportunity to seek a protective order or other appropriate remedy.

11.8 Further Assurances. Whenever reasonably requested to do so by a party to this Agreement, on or after the Closing Date, any other party shall do, execute, acknowledge and deliver all such acts, bills of sale, assignments, confirmations, consents and any and all such further instruments and documents, in form reasonably satisfactory to the requesting party, as shall be reasonably necessary or advisable to carry out the intent of this Agreement, including, without limitation, to vest in Purchaser all of the right, title and interest of Seller in and to the Acquired Assets.

11.9 Authorization to Purchaser. Without limiting in any respect the right, title and interest in and to the Acquired Assets to be acquired by Purchaser hereunder, Seller irrevocably authorizes Purchaser and its successors and assigns, to demand and receive, from time to time, any and all of the Acquired Assets, to give receipts and releases for or in respect of the same, to collect, assert or enforce any claim, right or title of any kind therein or thereto and, for such purpose, from time to time, to institute and prosecute in the name of Seller, or otherwise, any and all proceedings at law, in equity or otherwise, which Purchaser deem expedient or desirable.

12. Non-Competition.

12.1 General. Seller agrees, for a period of two years after the Closing Date with respect to lathed multifocal soft contact lenses and for a period of five years after the Closing Date with respect lathed toric multifocal contact lenses (in either case, the “Restricted Period”) and so long as Purchaser is not in default in the performance of its payment obligations pursuant to Sections 1.2 and 2.2, that it shall not, anywhere in the United States (or for such lesser area or such lesser period as may be determined by a court of competent jurisdiction to be a reasonable limitation on the competitive activity of Seller), directly or indirectly:

(a) engage in the manufacturing, marketing, distribution or sale of Soft Lens Line products or contact lens products substantially similar to them, other than MV2 Molded Lens Products (the “Proscribed Activities”);

(b) solicit or attempt to solicit business for the Proscribed Activities from any parties who are customers of Purchaser during the Restricted Period or the 12 months prior thereto or to whom Purchaser makes proposals for the sale of Products during the Restricted Period or the 12 months prior thereto;

(c) otherwise divert or attempt to divert from Purchaser any business involving the Proscribed Activities; or

(d) render any services as a joint venturer, partner, consultant or otherwise to, or have any interest as a stockholder, partner, member, lender or otherwise in, any person or entity which is engaged in activities which, if performed by Seller would violate this Section 12.1; provided, however, that the foregoing shall not prevent Seller from purchasing or owning (i) up to 5% of the voting securities of any corporation, the securities of which are publicly-traded.

12.2 Injunctive Relief. Because Purchaser would not have an adequate remedy at law to protect its business from any breach of the provisions of Section 12.1, Purchaser shall be entitled, in the event of such a breach or threatened breach thereof by Seller to injunctive relief, in addition to such other remedies and relief that would be available to it. In the event of such a breach, in addition to any other remedies, Purchaser shall be entitled to receive from Seller payment of, or reimbursement for, its reasonable attorneys’ fees and disbursements incurred in successfully enforcing any such provision.

12.3 Effect on Third Parties. Purchaser acknowledges that if Seller is acquired, or transfers the MV2 Molded Lens License to, a third party, the provisions of this Section 12 shall not apply to any business that is conducted by such third party at the time of such acquisition or transfer.

13. Bulk Sales. Purchaser waives compliance by Seller with the provisions of any applicable bulk sales law. Seller shall promptly pay or otherwise discharge all valid claims of their creditors (as defined by the applicable bulk sales law), as and when they become due and payable (in accordance with Seller’s customary and commercially reasonable practices), and Seller shall indemnify and hold harmless Purchaser from any and all liabilities, costs and expenses (including, without limitation, reasonable attorneys’ fees and disbursements) incurred by it and arising from the failure of Seller to satisfy the claims of such creditors.

14. Indemnification.

14.1 Obligations of Seller. Seller shall indemnify, defend and hold harmless Purchaser and its officers, directors, employees, agents, shareholders, successors and assigns from and against any Damages (as defined in Section 14.3) in connection with:

(a) any breach of any representation, warranty or agreement of Seller contained in this Agreement or in any certificate, instrument or other agreement delivered by it in connection with this Agreement;

(b) all Unassumed Liabilities; and

(c) any claim, action, suit or proceeding asserted or instituted on the basis of any matter described in clauses (a) or (b) of this Section 14.1;

provided, however, that, except in connection with liabilities under clause (b) or the breach of the provisions set forth in Sections 12 and 13 relating to non-competition and bulk sales (as to which the limitations of this proviso shall not apply), (i) no payment hereunder shall be required to be made by Seller unless and until the aggregate amount of any such losses, damages, liabilities, costs and expenses exceeds $15,000 and (ii) the maximum amount of liability under this Section 14.1 shall be equal to the aggregate amounts paid by Purchaser to Seller pursuant to Sections 1.2 and 2.2 of this Agreement. Further, the indemnification provided by this Section 14.1 shall be the sole remedy of Purchaser for any breach referred to in clause (a) (other than a breach of Sections 12 and 13) and Purchaser shall assert no claim and institute no action, suit or proceeding to the contrary.

Purchaser shall, before seeking to collect any Damages to which it is entitled pursuant to this Section 14.1 directly from Seller, set off against and deduct such Damages from any amount payable by it to Seller pursuant to Sections 1.2 and 2.2 of this Agreement; provided, however, that Purchaser shall nevertheless have the right to seek such Damages directly from Sellers if the use of such offset and deduction would unreasonably delay its collection of such Damages or prejudice its enforcement of its indemnification rights due to laches or any applicable statute of limitations.

14.2 Obligations of Purchaser. Purchaser shall indemnify, defend and hold harmless Seller and its officers, directors, employees, agents, shareholders, successors and assigns from and against any Damages in connection with:

(a) any breach of any representation, warranty or agreement of Purchaser contained in this Agreement or in any certificate, instrument or other agreement delivered by it in connection with this Agreement;

(b) the sale of any Products by Purchaser at any time on or after the Closing Date; and

(c) any claim, action, suit or proceeding asserted or instituted on the basis of any matter described in clauses (a) or (b) of this Section 14.2;

provided, however, that, except in connection with clause (b) above (as to which the limitations of this proviso shall not apply), (i) no payment hereunder shall be required to be made by Purchaser unless and until the aggregate amount of any such losses, damages, liabilities, costs and expenses exceeds $15,000 and (ii) the maximum amount of liability under this Section 14.2 shall be equal to $500,000. Further, the indemnification provided by this Section 14.2 shall be the sole remedy of Seller for any breach referred to in clause (a) and Purchaser shall assert no claim and institute no action, suit or proceeding to the contrary.

14.3 Damages. For purposes of this Section 14, “Damages” means any loss, liability, damage or expense suffered or incurred by a party in connection with the matters described in Sections 14.1 or 14.2, as the case may be, including, without limitation, assessments, fines, penalties, judgments, settlements, costs, reasonable attorneys’ fees and reasonable disbursements and other reasonable out of pocket expenses of the party incident to any matter as to which the party is entitled to indemnification under such Sections, or incident to any allegations or claims which, if true, would give rise to Damages subject to indemnification hereunder, or incident to the enforcement by the party of its rights and remedies under this Section 14.

14.4 Proceedings. A party seeking indemnification pursuant to this Section 14 (the “Indemnified Party”) shall give the party from which indemnification is sought (the “Indemnifying Party”) prompt notice of any claim, allegation, action, suit or proceeding which it believes might give rise to indemnification under this Section 14, stating the nature and extent of any such claim, allegation, suit or proceeding with reasonable specificity, and the amount thereof, if known. Any failure to give such notice shall not affect the indemnification provided hereunder except to the extent that the Indemnifying Party is actually prejudiced as a result of such failure. The Indemnifying Party shall have the right to participate in, and, with the consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, to control, the defense of any such claim, allegation, action, suit or proceeding, at the Indemnifying Party’s expense, and with counsel of its own choosing reasonably acceptable to the Indemnified Party; provided, however, that if Purchaser is the Indemnified Parties, it shall have the right to withhold such consent and to retain control of such defense in the case of any claim, action, suit or proceeding with respect to which an adverse outcome could have a material adverse effect on Purchaser or the Soft Lens Lines, with the expense of any counsel retained by Purchaser in any such instance to be at Purchaser’s expense. No settlement or compromise of any such claim, action, suit or proceeding shall be made without the prior consent of the Indemnified Party and the Indemnifying Party, which consent shall not be unreasonably withheld or delayed by either of them.

14.5 Limitations on Indemnification. No right to indemnification may be asserted under this Section 14 after the first anniversary of the Closing Date, except any such rights to indemnification arising in connection with (a) any matter covered by Sections 12 or 13 or (b) any claim as to which the notice required by Section 14.4 has been given on or prior to the first anniversary of the Closing Date.

15. Miscellaneous.

15.1 Termination. This Agreement may be terminated at any time prior to the Closing Date by the mutual written consent of all the parties.

15.2 Entire Agreement; Amendments; No Waivers. This Agreement, together with the Schedules, sets forth the entire understanding of the parties with respect to its subject matter and merges and supersedes all prior and contemporaneous understandings of the parties with respect to its subject matter. No provision of this Agreement may be waived or modified, in whole or in part, except by a writing signed by each of the parties. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such or any other provision. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance.

15.3 Communications. All notices, consents and other communications given under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered by hand or by Fedex or a similar overnight courier to, (b) five days after being deposited in any United States post office enclosed in a postage prepaid registered or certified mail envelope addressed to, or (c) when successfully transmitted by facsimile (with a confirming copy of such communication to be sent as provided in (a) or (b) above) to the party for whom intended, at the address or facsimile number for such party set forth below, or to such other address or facsimile number as may be furnished by such party by notice in the manner provided herein; provided, however, that any notice of change of address or facsimile number shall be effective only on receipt.

If to Purchaser:	with a copy to:

Unilens Corp. USA. 10431 72nd Avenue North Largo, Florida 33777 Attention: Mr. Alfred W. Vitale Fax No.: (727) 545-1883	Laurence S. Markowitz, Esq. Salans 620 Fifth Avenue New York, New York 10020 Fax: (212) 307-3314

If to Seller:	with a copy to:

The LifeStyle Company, Inc. 712 Ginesi Drive Morganville, New Jersey 07751-1235 Attention: Mr. Thomas Seidner Fax: (732) 972-9205	Frederic J. Marx, Esq. Hemenway & Marx 60 State Street Boston, Massachusetts 02109-1899 Fax: (617) 227-0781

15.4 Successors and Assigns. This Agreement shall be binding on, enforceable against and inure to the benefit of, the parties and their respective heirs, successors and permitted assigns (whether by merger, consolidation, sale or otherwise), and nothing herein is intended to confer any right, remedy or benefit upon any other person. No party may assign its rights or delegate its obligations under this Agreement without the express written consent of all of the other parties.

15.5 Expenses. Each of the parties shall bear and pay, without any right of reimbursement from any other party, all costs, expenses and fees incurred by it or on its or his behalf incident to the preparation, execution and delivery of this Agreement and the performance of such party’s obligations hereunder, whether or not the transactions contemplated in this Agreement are consummated, including, without limitation, the fees and disbursements of attorneys, accountants and consultants employed by such party, and shall indemnify and hold harmless the other parties from and against all such fees, costs and expenses.

15.6 Brokers and Finders. Each party represents to the others that no agent, broker, investment banker, financial advisor or other person or entity is or shall be entitled to any broker’s or finder’s fee or other commission or similar fee in connection with the transactions contemplated by this Agreement. Each party shall indemnify and hold harmless the others from and against any claim, liability or obligation with respect to any fees, commissions or expenses asserted by any person or entity on the basis of any act or statement alleged to have been committed or made by such indemnifying party or any of its affiliates.

15.7 Public Announcements. No oral or written public announcement or disclosure with respect to this Agreement and the transactions contemplated herein prior to the Closing Date shall be made by or on behalf of any party without the prior approval of the other.

15.8 Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and fully to be performed in such state, without giving effect to conflicts of law principles.

15.9 Severability and Savings Clause. If any provision of this Agreement is held to be invalid or unenforceable by any court or tribunal of competent jurisdiction, the remainder of this Agreement shall not be affected thereby, and such provision shall be carried out as nearly as possible according to its original terms and intent to eliminate such invalidity or unenforceability. In this regard, the parties agree that the provisions of Section 12, including, without limitation, the scope of the territorial and time restrictions, are reasonable and necessary to protect and preserve Purchaser’s legitimate interests. If the provisions of Section 12 are held by a court of competent jurisdiction to be in any respect unreasonable, then such court may reduce the territory or time to which it pertains or otherwise modify such provisions to the extent necessary to render such provisions reasonable and enforceable.

15.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15.11 Construction. Headings used in this Agreement are for convenience only and shall not be used in the interpretation of this Agreement. References to Sections and Schedules are to the sections and schedules of this Agreement. As used herein, the singular includes the plural and the masculine, feminine and neuter gender each includes the others where the context so indicates.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

UNILENS CORP USA.

By	/s/ Alfred W. Vitale
Alfred W. Vitale, President

THE LIFESTYLE COMPANY, INC.

By	/s/ Thomas Seidner
Thomas Seidner President and COO